SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Medalist Diversified REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58403P 105

(CUSIP Number)

Thomas E. Messier

11 S. 12th Street, Suite 401

Richmond, Virginia 23219

(804) 344-4435

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Virginia Birth-Related Neurological Injury Compensation Program
2	2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 736,702
	8	Shared Voting Power 0
	9	Sole Dispositive Power 736,702
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 736,702
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 33.0%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 11 S. 12th Street, Suite 401, Richmond, Virginia 23219.

ITEM 2. IDENTITY AND BACKGROUND

(a-c) Virginia Birth-Related Neurological Injury Compensation Program is a program established by the Virginia General Assembly under the Code of Virginia that administers funds to claimants of birth-injury related cases. The principal business office address is 7501 Boulders View Dr., Suite 210, Richmond, VA 23225.

(d) During the last five years, Virginia Birth-Related Neurological Injury Compensation Program has not been convicted in a criminal proceeding.

(e) During the last five years, Virginia Birth-Related Neurological Injury Compensation Program has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Virginia Birth-Related Neurological Injury Compensation Program acquired (i) 585,107 shares of Common Stock with $5,500,006 of working capital set aside for the general purposes of investing in the Issuer’s Regulation A offering on January 12, 2018, (ii) 26,595 shares of Common Stock with $249,993 of working capital set aside for the general purposes of investing in the Issuer’s Regulation A offering on February 7, 2018 and (iii) 125,000 shares of Common Stock with $1,250,000 of working capital set aside for the general purposes of investing in the Issuer’s initial public offering on November 30, 2018.

ITEM 4. PURPOSE OF TRANSACTION

Virginia Birth-Related Neurological Injury Compensation Program acquired the Common Stock for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 2,235,582 shares of Common Stock outstanding as of the date of this Schedule 13D. The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c) During the last 60 days, Virginia Birth-Related Neurological Injury Compensation Program acquired 125,000 shares of Common Stock with $1,250,000 of working capital set aside for the general purposes of investing in the Issuer’s initial public offering on November 30, 2018.

(d) No person other than Virginia Birth-Related Neurological Injury Compensation Program has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by Virginia Birth-Related Neurological Injury Compensation Program.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Virginia Birth-Related Neurological Injury Compensation Program is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2018

/s/ George Deebo
George Deebo
Executive Director